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                                February 2, 2021

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-251507

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2021 letter.

       Form S-1/A filed February 2, 2021

       Signatures, page II-5

   1. Please include the signature of your authorized representative in the United States. See
                                                        Instruction 1 to
Signatures to Form S-1.
       Exhibits

   2. Please revise the legality opinion filed as exhibit 5.2 to opine on the units.
 Yanming Liu
FirstName LastNameYanming
Venus Acquisition CorporationLiu
Comapany2,NameVenus
February   2021       Acquisition Corporation
February
Page 2 2, 2021 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction